06011527

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

23 February 2006

SUPPL

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

RESULTS FOR ANNOUNCEMENT TO THE MARKET

TABCORP RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2005

In accordance with the ASX Listing Rules, the following information in respect of the half year ended 31 December 2005 is transmitted for lodgement:

1. Media Release;
2. Half Year Report (Appendix 4D); and
3. Directors' Report and Financial Report.

Please note that the Directors have declared an interim dividend of 44 cents per share fully franked at the company tax rate of 30% to be paid on 10 April 2006.

The record date for the purposes of entitlement to the interim dividend will be 6 March 2006. Registrable transfers received at the office of the company's share registrar, Link Market Services, Level 4, 333 Collins Street, Melbourne, Victoria, 3000, by 6 March 2006 up to the times specified in the Listing Rules and ASTC Settlement Rules will be registered before entitlements to the interim dividend are determined.

The Directors decided to continue the operation of the Company's Dividend Reinvestment Plan (DRP) for the interim dividend. Information regarding the DRP can be found on the company's website at **www.tabcorp.com.au**.

The information contained herein should be read in conjunction with the most recent annual financial report, which is available on the company's website at **www.tabcorp.com.au**.

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.

3/9

* * * * * * *

Tabcorp half year net profit after tax up 13%

- Net profit after tax (before profit from non-recurring items of $9.2 million) – up 12.8% to $283.2 million on the prior corresponding period.

- Earnings per share (before non-recurring items) – up 10.0% to 54.0 cents.

- Net operating revenue (before non-recurring items) $1,925.4million – up 2.2%.

- Earnings before interest and taxation (EBIT) (before non recurring items) – up 6.1% to $487.3 million.

- Normalising for theoretical win rates in the international commission play business at Jupiters casinos:
  - Earnings per share (before non-recurring items) up 5.2% to 53.3 cents
  - Net profit after tax (before non-recurring items) up 7.9% to $279.7 million
  - EBIT (before non-recurring items) up 2.4% to $482.3million
  - Casinos EBIT up 4.0% to $204.2 million

- Interim dividend 44 cents per share fully franked – up 10% on the previous interim dividend of 40 cents per share.

- Segment EBIT (before non-recurring items) results:
  - Casinos – up 13.3% to $209.2 million.
  - Gaming and Network Games – up 1.7% to $136.2 million.
  - Wagering – up 1.5% to $122.7 million.
  - Media – up 11.0% to $21.7 million
  - International – created as stand alone division and incurred $2.6 million loss

- The Tab Limited integration is scheduled to be completed in September 2006 and full year synergies of $34.9 million are expected in the 2008 financial year.

- China Keno project is underway with the Keno host system operating in Beijing.

- Taxes on gambling paid by Tabcorp businesses – down 0.3% to $619.5 million.

- Income generated for the Victorian and NSW racing industries – $263.6 million.

- The Tabcorp group contributed $43.3 million to state community benefit funds in Australia.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2503
Fax 61 3 9868 2639
www.tabcorp.com.au

	Actual 6 months to 31 Dec 2005	Change on pcp	Normalised 6 months to 31 Dec 2005[1]	Change on pcp
Net profit after tax ($m)				
- Before non recurring items	283.2	12.8%	279.7	7.9%
Earnings per share (cents)				
- Before goodwill amortisation & non recurring items	54.0	10.0%	53.3	5.2%
Dividends per share (cents)[2]	44	10.0%	44	10.0%
ROE before non-recurring items %[3]	16.3%	0.8%	16.1%	(1.2%)

Notes:
1. Normalised results exclude the impact of above theoretical win rates in the ICB in the Jupiters casinos
2. Fully franked
3. Annualised

$m	Actual 6 months to 31 Dec 2005[1]	Actual 6 months to 31 Dec 2004[1]	Change
Net operating revenue			
Casinos at theoretical	654.3	647.3	1.1%
Impact of above/(below) theoretical	5.6	(14.2)	NA
Casinos	660.0	633.1	4.2%
Gaming & Network Games	540.8	514.7	5.1%
Wagering	683.7	688.5	(0.7%)
Media	56.9	65.7	(13.4%)
EBIT			
Casinos at theoretical	204.2	196.4	4.0%
Impact of above/(below) theoretical	5.0	(11.7)	NA
Casinos	209.2	184.7	13.3%
Gaming & Network Games	136.2	133.9	1.7%
Wagering	122.7	120.9	1.5
Media	21.7	19.6	11.0%
International	(2.6)	0.1	NA

Notes:
1. Excludes non-recurring items

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

23 February 2006

Tabcorp half year net profit after tax up 13%

Tabcorp Holdings Limited, Australia's premier gambling and entertainment group, recorded a 12.8% increase in net profit after tax (excluding profits from non-recurring items of $9.2 million) to $283.2 million for the six months to 31 December 2005.

The company declared a fully franked interim dividend of 44 cents per share, up 4 cents on the previous interim dividend paid last year. The dividend will be payable on 10 April to shareholders registered on the books at 6 March.

Chairman Michael Robinson said Tabcorp was financially strong and in a solid position for future growth and praised management performance for the integrations of Jupiters and Tab Limited, tight cost control and the focus on improving efficiencies.

Managing Director and Chief Executive Officer Matthew Slatter said the company had been operating in a challenging environment but the Tabcorp group was well positioned for growth both locally and internationally. "It has been a challenging first half with the impact of the split picture on our wagering business and the introduction of smoking bans in New South Wales and Queensland. However, even with this tougher environment, all of our businesses contributed to earnings growth. We continue to create synergies across our business to drive earnings growth and to invest in capability to ensure that we are delivering first class gambling entertainment experiences for our customers."

Mr Slatter said he was pleased that Tabcorp's commitment to responsible gambling had been recognised on the world stage, with the company rated as a global leader for the promotion of responsible gaming in the Dow Jones Sustainability Index. RepuTex also awarded Tabcorp an "A" rating for being one of the most socially responsible companies in Australia and New Zealand.

Some of the highlights for the six months included:

- Stable market share in all key market segments.
- The rollout to venues during the next phase of the China Keno project.
- The commencement of the $53.5 million upgrade at Conrad Jupiters on the Gold Coast. The project is on schedule to be completed in November this year.
- Formation of a joint venture with the Consolidated Properties Group to work with the Queensland Government to develop a seafront lifestyle precinct and cruise ship terminal in Townsville.
- Successful negotiations to allow the introduction of the International Commission Business at Star City casino from 1 January 2006.
- Tabcorp's official partnership with the Melbourne 2006 Commonwealth Games.

Casinos

The Casinos Division achieved EBIT (before non-recurring items) of $209.2 million for the six months to 31 December 2005, up 13.3% on the same period last year. This reflects good growth in non-rebate table gaming revenue and hotel revenue and a turnaround in the win rates experienced in the international rebate business. Net operating revenue increased 4.2% over last year, to $660.0 million for the period.

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

Revenue at Sydney's Star City Casino improved 1.3% driven by good growth in table games and hotel revenue, despite the stricter NSW smoking bans. Additional smoking bans and disruption from the $53.5 million upgrade at Conrad Jupiters led to a 2.2% reduction in revenue at the property on a normalised basis. Strong growth of 4.4% was achieved at Conrad Treasury and 1.4% revenue growth at Jupiters Townsville.

The huge popularity of Poker has assisted in attracting new customers to all casinos. All properties are preparing for complete smoking bans in main gaming rooms with refurbishments and creation of new balconies for smokers. The Casinos division contributed $8.6 million to community benefit funds during the period.

Gaming and Network Games
The Gaming division achieved EBIT (excluding non-recurring items) of $136.2 million for the six months to 31 December 2005, up 1.7% on the same period last year. Earnings growth would have been 7.4% if the gaming machine levy had not been doubled from 1 July 2005. Net operating revenue increased by 5.1% to $540.8 million. Tabaret venues maintained market share for the period. Revenue from Victorian gaming was up 4.5% reflecting improving customer demand, better products and customer service.

The Gaming division continues to invest in the latest games and machines with 1,954 new machines and games being introduced to the Victorian gaming network. The Cash Express hyperlink jackpot product continues to be very popular with customers, with 1,296 hyperlink machines operating across 193 venues at 31 December 2005. Twenty-nine venues were refurbished and two new venues opened during the period. Victoria's Tabaret hotel venues contributed $34.7 million to the State's Community Support Fund.

Wagering
The Wagering Division achieved EBIT (excluding non-recurring items) of $122.7 million for the six months to 31 December 2005, up 1.5% on the same period last year. Total net operating revenue declined by 0.7% to $683.7 million with the split racing vision impacting wagering revenue on all three racing codes in both NSW and Victoria. Revenue from parimutuel wagering on racing declined by 1.5%, with Victorian revenue up 0.6% on the same period last year, however NSW was down 2.6% as a result of a stronger impact from the split racing vision, together with the commencement of partial smoking bans in licensed venues from July 2005. Tabcorp continues to work on resolving the frustrating problems experienced by punters caused by the split picture. The Victorian Spring Racing Carnival created interest in both NSW and Victoria, with the champion racehorse Makybe Diva capturing the imagination of punters around Australia in winning a third Melbourne Cup. Melbourne Cup Day generated record turnover of $91.1 million in NSW and $70.8 million in Victoria.

Revenue from sportsbetting grew 6.7% in a very competitive market, with NSW revenue up 6.1% and Victorian revenue up 8.3%. Trackside, the animated racing game, continues to grow in popularity in Victoria with revenue growth of 31.1%.

Media
The Media Division posted EBIT (excluding non-recurring items) of $21.7 million, up 11% on the same period last year. The growth in Sky commercial venue subscriber numbers was good, despite the emergence of the split racing picture, plus new initiatives such as the launch of a mobile phone application using 3G, internet streaming,

Tabcorp Holdings Limited
Public Affairs
ABN 66 063 780 709
Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

expansion of its international operations (achieving EBIT growth of 11.0%) and expanded coverage of local and international racing. Strong cost control - despite additional coverage hours and the introduction of new distribution channels - contributed to EBIT growth.

International
Solid progress is being made following the agreement reached to supply a Keno lottery system and technical services in China as part of a joint venture between Tabcorp International and China LotSynergy Limited. The joint venture company, Tabcorp International Hong Kong, has been working with the customer, Beijing Lottery Online Technology Co, and has commenced operating in China.

Tabcorp withdrew from the bidding process for Singapore's Integrated Resort in December 2005. The decision to withdraw was based on an increase in development cost and the resulting unacceptable risk reward profile of the project. Tabcorp will investigate and pursue other gambling entertainment opportunities that utilise the group's capabilities and deliver sustainable long-term value for shareholders.

Tabcorp outlook
Mr Slatter said the company had positioned itself for future growth with key executive appointments, in particular the creation of the Chief Executive Australian Business role - with responsibility for the existing Wagering, Gaming and Media Divisions and the appointment of Elmer Funke Kupper to the role; Walter Bugno taking over as Chief Executive of the Casino Division and Matt Bekier as Chief Financial Officer. "Combining all that talent with the 600 years of gambling and entertainment experience across Tabcorp's general management team ensures the company is 'match fit' for the future."

Mr Slatter said the Tabcorp group was performing well in the second half in softer trading conditions which included lower levels of gambling activity, changes in smoking legislation and the split racing picture. Actual revenue growth was 5.3% to 18 February 2006 with the Casinos Division achieving 17.5% growth in revenue. This reflected a very strong start to the reintroduction of the international commission play business at Star City. The company anticipates achieving normalised earnings per share growth of 2-4% in the full year with the Jupiters integration delivering synergies of $57 million and the Tab Limited integration contributing $23 million.

For more information:
Financial analysts: Matt Bekier, Chief Financial Officer, 03 9868 2195
Media: Bruce Tobin, GM Corporate Affairs, 03 9868 2508

Rule 4.2A.3

Appendix 4D
Half year report

Name of entity	ABN Reference
TABCORP HOLDINGS LIMITED	66 063 780 709

1. Reporting periods

half year ended ('current period')	half year ended ('previous corresponding period')
31 December 2005	31 December 2004

2. Results for announcement to the market

$A m

	Current period	Previous corresponding period	% Change Increase/(decrease)	Amount ($) Increase/(decrease)
Key Information				
Revenues from ordinary activities	1,959.7	1,976.4	(1%)	-16.7
Profit from ordinary activities after tax attributable to members	292.4	259.2	13%	33.2
Net profit (loss) for the period attributable to members	292.4	259.2	13%	33.2

Dividends (distributions)			Amount per share	Franked amount per share at 30% tax
Final dividend	Record Date Paid	8 September 2005 13 October 2005	41.0 ¢	41.0 ¢
Interim dividend	Record Date Payable	6 March 2006 10 April 2006	44.0 ¢	44.0 ¢

Supplementary comments

Commentary in respect of the results is provided in the directors' report, which forms part of the half year report ended 31 December 2005.

3. NTA backing

	Current period	Previous corresponding period
Net tangible asset backing per ordinary share ($)	-2.47	-2.96
Net tangible asset backing per ordinary share including Licences ($)	-0.11	-0.57

4. Controlled entities

N/A

5. Dividends

	Date paid/payable	Amount per share	Franked amount per share at 30% tax	Amount per share of foreign source dividend	Amount $A m
Final dividend:	13 October 2005	41.0 ¢	41.0 ¢	0.00 ¢	215.2
Interim dividend:	10 April 2006	44.0 ¢	44.0 ¢	0.00 ¢	231.0

6. Dividend reinvestment plans

The dividend reinvestment plan shown below is in operation.

The dividend reinvestment plan (DRP) commenced with the interim dividend paid in April 2004.
No brokerage, commission or other transaction costs will be payable by participants on shares acquired under the DRP.
The Board has determined that no discount is currently applicable to shares issued under the DRP.
Shares required to be issued to DRP participants will be acquired by Tabcorp on market over the ten business days beginning on the second business day after the relevant dividend record date.

The last date for receipt of election notices for the dividend reinvestment plan	6 March 2006

7. Associates and joint ventures

The economic entity does not operate a joint venture entity but rather a joint venture operation. Refer to Note 1(d) of the financial statements for the half year ended 31 December 2005.

8. Foreign entities

N/A

Tabcorp

TABCORP HOLDINGS LIMITED AND CONTROLLED ENTITIES

DIRECTORS' REPORT AND FINANCIAL REPORT

FOR THE HALF YEAR ENDED 31 DECEMBER 2005

A.B.N. 66 063 780 709

ASX CODE: TAH

Contents

Company directory

Directors

Michael B. Robinson AO	Chairman
Matthew J. Slatter	Managing Director & Chief Executive Officer
Anthony G. Hodgson	Deputy Chairman
Paula J. Dwyer	Non executive Director
Phillip G. Satre	Non executive Director
John D. Story	Non executive Director
Richard F.E. Warburton AO	Non executive Director
Lawrence J. Willett AO	Non executive Director

Company Secretary

Kerry Willcock

Registered office

5 Bowen Crescent
Melbourne VIC 3004
Telephone: 03 9868 2100

Share registry

Link Market Services Limited
Level 4
333 Collins Street
Melbourne VIC 3000
Telephone: 1300 665 661 *(local call cost within Australia)*
www.linkmarketservices.com.au

Auditors

Ernst & Young

Corporate information

Tabcorp Holdings Limited ("the Company") is a company limited by shares that is incorporated and domiciled in Australia.

Stock exchange listings

The Company's shares are quoted on the Australian Stock Exchange under the code "TAH".

In the United States of America, the Company's shares are traded in sponsored American Depositary Receipts (ADR) form.

Annual and half year reports

The Company's annual report and half year report are distributed to shareholders with the final and interim dividends respectively. Copies of these reports are available from the Company's website at www.tabcorp.com.au when published.

Directors' report

The Board of Directors of Tabcorp Holdings Limited ("the Company") has pleasure in submitting its report and the condensed balance sheet of the Company and controlled entities (collectively referred to as "the Group") in respect of the half year ended 31 December 2005, and the related condensed income statement, condensed cash flow statement and condensed statement of recognised income and expense.

Directors

The names and details of the Company's Directors in office during the half year and until the date of this report (except as otherwise stated) are set out below.

Name	Qualifications, experience and special responsibilities
Michael B. Robinson AO	*Chairman and Non executive Director since June 1994* Michael Robinson was a Partner of the law firm Allens Arthur Robinson until his retirement on 31 December 2003. Mr Robinson remains a consultant to the firm. He was the Senior Partner of Arthur Robinson and Hedderwicks from 1996 to 2001 and was its Managing Partner from 1980 to 1988. Mr Robinson is a Trustee of the Epworth Medical Foundation and a Director of the Asia Society AustralAsia Centre, the State Orchestra of Victoria, Clough Limited, Aconex Pty Ltd and the General Sir John Monash Foundation. Mr Robinson is Chairman of the Tabcorp Nomination Committee and is a member of the Tabcorp Audit Committee, the Tabcorp Remuneration Committee and the Tabcorp Risk and Compliance Committee.
Matthew J. Slatter	*Managing Director and Chief Executive Officer since October 2002* Matthew Slatter commenced as Managing Director and Chief Executive Officer in October 2002. Mr Slatter was previously Chief Financial Officer and Director of AXA Asia Pacific and has over 20 years' experience in the financial services industry in Australia, New Zealand and the United Kingdom. Immediately prior to joining AXA, he was Chief Executive of the Bank of Melbourne, responsible for its integration with Westpac, and has held general management positions at Westpac, Lloyds TSB and the National Bank of New Zealand. Mr Slatter is also Chairman of the Australian Gaming Council.
Anthony G. Hodgson	*Deputy Chairman and Non executive Director since June 1994* Tony Hodgson was the co-founder, and former Senior Partner, of the chartered accounting firm Ferrier Hodgson. Mr Hodgson is a Director of Coles Myer Ltd and Collins Associates Ltd. He is also a member of the Advisory Board at Visy Industrial Packaging Holdings Limited and a member of the Advisory Council at J P Morgan. Mr Hodgson is Chairman of the Tabcorp Audit Committee and a member of the Tabcorp Nomination Committee and the Tabcorp Risk and Compliance Committee.
Paula J. Dwyer	*Non executive Director since August 2005* Paula Dwyer is a Director of Promina Group Limited, David Jones Limited, Babcock and Brown Japan Property Management Limited, and Alpha Investment Management Company. In the not-for-profit sector, she is a Director of CCI Investment Management Limited and the Baker Heart Research Institute. Ms Dwyer is a former member of the Victorian Casino and Gaming Authority and of the Victorian Gaming Commission from 1993-1995. Ms Dwyer is a member of the Tabcorp Audit Committee and a member of the Tabcorp Nomination Committee and the Tabcorp Risk and Compliance Committee.

Directors (continued)

Name	Qualifications, experience and special responsibilities
Philip G. Satre	*Non executive Director since June 2000* Phil Satre was Chairman of Harrah's Entertainment, Inc., one of the world's largest gambling companies, from January 1997 to December 2004. Mr Satre is a Director of the National Centre for Responsible Gaming, Sierra Pacific Resources and Rite Aid Corporation, and a member of the Board of Trustees of Stanford University.
John D. Story	*Non executive Director since January 2004* John Story was previously a Director of Jupiters Limited. He is a Solicitor of the Supreme Court of Queensland and is non executive Chairman of the Board of Corrs Chambers Westgarth, having been a Partner practising in the areas of corporate and commercial law for over 30 years. Mr Story is also Chairman of Suncorp Metway Limited and a Director of CSR Limited. He is a Director of the Australian Institute of Company Directors and is President of the Institute's Queensland Council. Mr Story is Chairman of the Tabcorp Risk and Compliance Committee and also a member of the Tabcorp Audit Committee.
Richard F.E. Warburton AO	*Non executive Director since June 2000* Richard Warburton was formerly Chairman of Star City Holdings Limited. He is currently Chairman of Caltex Australia Limited, Tandou Ltd and the Board of Taxation. Mr Warburton is also a Director of Nufarm Limited and Citibank Pty Ltd. He is International Chairman of the Commonwealth Study Conference, a Director of the Garvan Research Foundation and an Honorary Trustee of the Committee for Economic Development of Australia (CEDA). Mr Warburton is Chairman of the Tabcorp Remuneration Committee and a member of the Tabcorp Nomination Committee, the Tabcorp Audit Committee and the Tabcorp Risk and Compliance Committee.
Lawrence J. Willett AO	*Non executive Director since January 2004* Lawrence Willett was previously Chairman of Jupiters Limited. He has wide experience in business and industry as well as public administration. He is a past National President of the Property Council of Australia and is a Director of ANZ Executors and Trustee Company Limited, Commonwealth Club Limited and Sustainable Tourism Holdings Limited. Mr Willett is also Chancellor of Charles Sturt University. Mr Willett is a member of the Tabcorp Remuneration Committee, the Tabcorp Audit Committee and the Tabcorp Risk and Compliance Committee.
Warren V. Wilson	*Non executive Director from June 1994 to November 2005* Warren Wilson held senior posts at the South Australian and Tasmanian Totalizator Agency Boards from 1967 until he joined the Royal Hong Kong Jockey Club in 1978, where he became the Executive Director responsible for all betting and lottery activity in 1980. He retired from the Club in January 1994. Mr Wilson is a Partner in the Pier Hotel at Glenelg and the Royal Hotel at Kent Town, both in South Australia. Mr Wilson was Chairman of the Tabcorp Risk and Compliance Committee until his retirement as a Director of the company.

Changes to the Board's composition

Paula J. Dwyer

Ms Dwyer became a non executive Director on 30 August 2005 following the receipt of all necessary regulatory approvals.

Warren V. Wilson

Mr Wilson retired as a non executive Director on 28 November 2005 at the conclusion of the Company's Annual General Meeting.

Zygmunt E. Switkowski

On 19 December 2005, the Company announced the appointment of Mr Switkowski as an additional non executive Director. Mr Switkowski's appointment is subject to receiving all necessary regulatory approvals.

Other directors

All other Directors held their position as a Director throughout the entire half year and continue to hold that position at the date of this report.

Company Secretary

Kerry Willcock holds a Bachelor of Arts and a Bachelor of Laws, and is a qualified mediator. She has extensive commercial, legal, litigation and government relations experience having worked with Arthur Robinson and Hedderwicks, Clayton Utz and, most recently, the Australian Postal Corporation, where she held the position of General Counsel.

Principal activities

The principal activities of the Group during the financial year comprised the provision of leisure and entertainment services (particularly in relation to gambling and hospitality). The Group's principal activities remain unchanged from the previous year, except as disclosed elsewhere in this report.

Financial results

Consolidated profit after income tax of the Group for the half year was $292.4 million which was 12.8% above the previous half year.

The Group generated profit before finance costs, taxation and impairments of $493.8 million, which was 4.4% above the previous half year.

It generated operating revenue of $1,925.4 million, which was 0.8% below the operating revenue achieved in the previous half year.

Earnings per share

Basic earnings per share for the period were 55.7 cents, up 10.1% on the previous corresponding period.

Diluted earnings per share for the period were 55.6 cents, up 9.9% on the previous corresponding period.

Dividends

An interim dividend of 44 cents per ordinary share has been declared, an increase of 4 cents on the previous interim dividend and 3 cents above the previous final dividend. The dividend will be fully franked and payable on 10 April 2006 to shareholders registered on the books at 6 March 2006.

The following dividends (including any special dividends) have been paid, declared or recommended since the end of the preceding half year by the Company:

	$m
Interim 2005 Interim fully franked dividend for 2005 of 40 cents per share on ordinary shares as declared by the Directors on 24 February 2005 with a record date of 7 March 2005 and payable on 13 April 2005.	208.2
Final 2005 Final fully franked dividend for 2005 of 41 cents per share on ordinary shares as declared by the Directors on 30 August 2005 with a record date of 8 September 2005 and payable on 13 October 2005.	215.2
Interim 2006 Interim fully franked dividend for 2006 of 44 cents per share on ordinary shares as declared by the Directors on 23 February 2006 with a record date of 6 March 2006 and payable on 10 April 2006.	231.0

Further information regarding dividends may be found in note 3 of the financial statements.

Review of operations

Casinos division

The Group operates four hotel and casino properties, Star City in Sydney, Conrad Jupiters on the Gold Coast, Conrad Treasury in Brisbane and Jupiters Townsville. In addition, the Group manages the Gold Coast Convention and Exhibition Centre and has an interest in and manages the Townsville Entertainment and Convention Centre.

The Casinos division achieved EBIT of $212.0 million, which was 9.5% above the previous half year. The division's operating revenue increased by 4.0% to $657.0 million.

Gaming and Network Games division

In Victoria, the Group owns and operates electronic gaming machines (EGMs) in licensed hotels and clubs under the Tabaret brand, as well as operating Club Keno games through a joint venture arrangement. In addition, the Group also operates Keno in New South Wales and Queensland.

The Gaming and Network Games division achieved EBIT of $136.0 million, which was 1.7% below the previous half year. This result included an increase in the Victorian EGM levy expense of $7.5 million as imposed by the Victorian Government.

The division's operating revenue increased by 2.7% to $540.8 million.

The result for this half year and comparisons to the prior half year have been restated to exclude the contributions from Jupiters International, which was previously included in the division's result, but is now part of the International division.

The previous half year result included contribution from the Group's Queensland gaming machine monitoring business, which was sold on 31 December 2004.

Review of operations (continued)

Wagering division

The Group conducts wagering activities in a network of agencies, hotels and clubs throughout Victoria and New South Wales, and provides on course totalizators at thoroughbred, harness and greyhound metropolitan and country race meetings. In addition, totalizator and fixed odds betting is offered on sporting events.

The Wagering Division achieved EBIT before impairments of $125.0 million, which was 20.7% above the previous half year. Impairment losses in the half year were $66.4 million, comprising $59.6 million in relation to goodwill and $6.8 million in relation to software. The division's operating revenue decreased by 0.7% to $683.7 million.

Media division

The Group's Media division incorporates specialist television and radio operations focused on the racing industry and other sporting activities, which include: Sky Channel, the national commercial satellite racing broadcaster; the Sky Radio Network, with 2KY in Sydney and narrowcast stations throughout New South Wales; and other domestic and international services.

The Media division achieved EBIT of $20.3 million, which was 20.8% above the previous half year. The division's operating revenue decreased by 11.3% to $41.5 million, mainly due to discounts to subscribers following loss of broadcast rights to the Victorian and New South Wales metropolitan thoroughbred racing. These discounts were offset by savings in rights fees previously paid to the Sydney and Victorian thoroughbred clubs.

International division

During the half year, the Group established the International division to selectively develop markets where it is able to leverage its capability in gambling entertainment to create profitable growth for the business and value for shareholders.

Two major projects for the division during the half year were the development of Keno in China and the Singapore Integrated Resort. The Group withdrew from the Singapore project in December 2005.

Significant changes in the state of affairs

Singapore Integrated Resort

On 9 December 2005, the Group withdrew its bid to develop an Integrated Resort in Singapore. The increased development costs, the risks, potential returns and timelines for the project meant that the decision to withdraw was in the best interests of the Group and its shareholders.

Sky Channel and TVN dispute

The Group is in discussions with media company ThoroughVisioN Pty Ltd (TVN), to resolve a dispute regarding the broadcast rights to thoroughbred racing held by the Australian Jockey Club, Sydney Turf Club, Victoria Racing Club, Melbourne Racing Club, Moonee Valley Racing Club and Victorian Country Racing, which are all shareholders of TVN. The Group continues to work on resolving the frustrating problems experienced by punters caused by the split picture.

Pooling arrangements

On 23 December 2005, the New South Wales Government decided not to approve the merging of the New South Wales and SuperTAB totalizator wagering pools. This decision means that the Group and the respective state Governments and racing industries will not be able to benefit from an aggregate $17.1 million in forecast annual savings. The Group previously reported that the synergies associated with the TAB integration project would total $40.2 million in the 2008 financial year, however it now anticipates, in the absence of pooling being approved, full year synergies will be reduced by $5.3 million to $34.9 million in the 2008 financial year.

Victorian licence renewal

The Victorian Government announced on 4 January 2006 the start of its review of the Victorian gaming, wagering and Club Keno licences, which in their current form expire in 2012. The Group is focused on renewing its gaming, wagering and Club Keno licences and is well advanced with preparations to respond to the licence review.

Significant changes in the state of affairs (continued)

Radio 2KY sharing broadcasts with Sport 927

On 13 January 2006, the Group announced that its Sydney based radio station 2KY will share race broadcasts with Sport 927 in Melbourne. This partnership, which will come into effect in the first half of 2006, will ensure listeners in both New South Wales and Victoria can hear all the racing action from both states.

Townsville cruise ship terminal project

On 13 September 2005, the Group announced the development of a unique seafront lifestyle precinct surrounding its Jupiters Townsville Hotel and Casino. This followed the Queensland Government's approval of a joint venture proposal by the Company and Consolidated Properties Group. The development will include the construction of a major cruise ship terminal that is expected to cater for up to 40,000 visitors and tourists each year, as well as a world class marina and residential development. On 7 February 2006, the Group announced that the development agreement had been agreed with the Queensland Government. The Group will provide the land component for the joint venture.

Racetrax game in the USA

The Group announced on 29 November 2005 that it had entered the United States of America lottery market with its animated Racetrax game. The game allows people to bet on car, thoroughbred, greyhound or harness races and will be deployed across venues in the State of Maryland during 2006.

Other significant changes in the state of affairs

There were no significant changes in the state of affairs of the Group that occurred during the half year other than as set out in this Directors' report.

Auditor's independence declaration

Attached is a copy of the auditor's independence declaration provided under section 307C of the Corporations Act 2001 in relation to the review for the half year ended 31 December 2005. This auditor's independence declaration forms part of this Directors' report.

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777
DX 293 Melbourne

Auditors Independence Declaration to the Directors of Tabcorp Holdings Limited

In relation to our review of the financial report of Tabcorp Holdings Limited for the half year ended 31 December 2005, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Mary Waldron

Mary Waldron
Partner
23 February 2006

Rounding of amounts

Tabcorp Holdings Limited is a company of the kind specified in Australian Securities and Investments Commission Class Order 98/0100. In accordance with that Class Order, amounts in the financial report and the Directors' report have been rounded to the nearest hundred thousand dollars unless specifically stated to be otherwise.

This report has been signed in accordance with a resolution of Directors.

Michael B. Robinson AO
Chairman

Melbourne
23 February 2006

Condensed income statement
for the half year ended 31 December 2005

Tabcorp

	Note	Consolidated December 2005 $m	December 2004 $m
Operating revenue		**1,925.4**	1,941.6
Other revenue	2	**34.3**	34.8
		1,959.7	1,976.4
Government taxes and levies		**(523.4)**	(507.9)
Commissions and fees		**(410.4)**	(407.1)
Employee costs		**(260.9)**	(288.8)
Finance costs		**(83.6)**	(95.2)
Depreciation and amortisation		**(69.7)**	(72.5)
Advertising and promotions		**(39.6)**	(41.1)
Property rentals, rates and maintenance		**(33.3)**	(34.9)
Other expenses		**(128.6)**	(151.3)
Profit before income tax expense and impairment		**410.2**	377.6
Impairment	2	**(68.5)**	-
Profit before income tax expense		**341.7**	377.6
Income tax expense	2	**(49.3)**	(116.4)
Net profit		**292.4**	261.2
Net profit attributable to minority interest		**-**	(2.0)
Net profit attributable to members of the parent entity from continuing operations		**292.4**	259.2
Basic earnings per share (cents per share)		**55.7**	50.6
Diluted earnings per share (cents per share)		**55.6**	50.6

The above condensed income statement should be read in conjunction with the accompanying notes.

Condensed balance sheet
as at 31 December 2005

Tabcorp

	Note	Consolidated December 2005 $m	Consolidated June 2005 $m
Current assets			
Cash		**200.4**	209.5
Receivables		**47.8**	43.4
Inventories		**18.2**	15.2
Other		**35.3**	31.9
Assets held for sale		**19.5**	29.8
Total current assets		**321.2**	329.8
Non current assets			
Property, plant and equipment		**1,460.1**	1,442.8
Intangible assets - licences		**1,234.7**	1,239.3
Intangible assets - other		**3,580.6**	3,644.9
Deferred tax assets		**92.5**	86.8
Other		**18.9**	29.3
Total non current assets		**6,386.8**	6,443.1
TOTAL ASSETS		**6,708.0**	6,772.9
Current liabilities			
Payables		**321.1**	305.9
Interest bearing liabilities		**386.9**	390.0
Current tax payable		**50.8**	32.3
Provisions		**126.3**	131.7
Other		**17.3**	13.9
Total current liabilities		**902.4**	873.8
Non current liabilities			
Interest bearing liabilities		**2,028.5**	2,143.6
Deferred tax liabilities		**151.2**	225.2
Provisions		**73.4**	84.9
Other		**31.2**	1.6
Total non current liabilities		**2,284.3**	2,455.3
TOTAL LIABILITIES		**3,186.7**	3,329.1
NET ASSETS		**3,521.3**	3,443.8
Equity	4		
Issued capital		**3,176.2**	3,154.8
Retained earnings		**364.3**	286.4
Other reserves		(19.2)	2.6
TOTAL EQUITY		**3,521.3**	3,443.8

The above condensed balance sheet should be read in conjunction with the accompanying notes.

Condensed cash flow statement

for the half year ended 31 December 2005

Tabcorp

	Consolidated	
	December 2005 $m	December 2004 $m
Cash flows from operating activities		
Net cash receipts in the course of operations	**2,004.4**	2,069.4
Payments to suppliers, service providers and employees	**(948.0)**	(1,020.6)
Payment of Government levies, betting taxes and GST	**(505.8)**	(501.9)
Finance income received	**4.7**	4.9
Finance costs paid	**(82.5)**	(96.2)
Income tax paid	**(100.9)**	(117.2)
Net cash flows from operating activities	**371.9**	338.4
Cash flows from investing activities		
Payment for controlled entities (net of cash acquired)	**-**	(912.5)
Payment for property, plant and equipment	**(93.2)**	(50.3)
Proceeds from sale of property, plant and equipment	**23.0**	7.9
Proceeds from sale of businesses	**-**	242.8
Net cash flows from investing activities	**(70.2)**	(712.1)
Cash flows from financing activities		
Proceeds from borrowings	**221.0**	2,869.3
Repayment of borrowings	**(338.0)**	(2,360.8)
Dividends paid	**(215.2)**	(94.9)
Payment of transaction costs for share issue	**-**	(6.7)
Proceeds from issue of shares	**12.8**	6.3
Proceeds from sale of treasury shares	**1.6**	1.1
Repayment of employee share loans	**7.0**	6.3
Net cash flows from financing activities	**(310.8)**	420.6
Net (decrease) / increase in cash held	**(9.1)**	46.9
Cash at the beginning of the period	**209.5**	198.5
Cash at the end of the period	**200.4**	245.4

The above condensed cash flow statement should be read in conjunction with the accompanying notes.

Condensed statement of recognised income and expense

for the half year ended 31 December 2005

Tabcorp

	Note	Consolidated December 2005 $m	December 2004 $m
Change in fair value of cash flow hedges		(20.1)	-
Actuarial gains / (losses) on defined benefit plans	1(r)	-	-
Net income / (expense) recognised directly in equity		(20.1)	-
Profit for the period		**292.4**	261.2
Total recognised income / (expense) for period		**272.3**	261.2
Attributable to:			
Equity holders of the parent		**272.3**	259.2
Minority interest		-	2.0
		272.3	261.2
Effects of changes in accounting policy on equity holders of the parent:	8		
Retained earnings		**0.7**	-
Net unrealised gains / (losses) reserve		(3.2)	-
		(2.5)	-

The above condensed statement of recognised income and expense should be read in conjunction with the accompanying notes.

1. Significant accounting policies

Tabcorp Holdings Limited ("the Company") is a company domiciled in Australia. The condensed consolidated interim financial report of the Company for the six months ended 31 December 2005 comprise the Company and its subsidiaries (collectively referred to as "the Group") and the Group's interest in joint ventures.

The condensed consolidated interim financial report was authorised for issue by the Directors on 23 February 2006.

(a) Statement of compliance

The condensed consolidated interim financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standard AASB 134 'Interim Financial Reporting', other mandatory financial reporting requirements in Australia and the Corporations Act 2001.

This is the Group's first Australian equivalents to International Financial Reporting Standards ("AIFRS") condensed consolidated interim financial report for part of the period covered by the first AIFRS annual financial report and AASB 1 'First time adoption of Australian equivalents to International Financial Reporting Standards'. The condensed consolidated interim financial report does not include all of the information required for a full annual financial report.

The condensed consolidated interim financial report is to be read in conjunction with the most recent annual financial report (30 June 2005), however, the basis of their preparation is different to that of the most recent annual financial report due to the first time adoption of AIFRS. This report must also be read in conjunction with any public announcements made by the Company during the half year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the Group is provided in Note 9. This note includes reconciliations of equity and profit or loss for comparative periods reported under Australian GAAP ("AGAAP") to those reported for those periods under AIFRS.

(b) Basis of preparation

The financial report is presented in Australian dollars.

The financial report is prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

Non current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

The preparation of an interim financial report in conformity with AASB 134 'Interim Financial Reporting' requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.

These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

This condensed consolidated interim financial report has been prepared on the basis of AIFRSs in issue that are effective or available for early adoption at the Group's first AIFRS annual reporting date, 30 June 2006. Based on these AIFRSs, the Directors have made assumptions about the accounting policies expected to be adopted when the first AIFRS annual financial report is prepared for the year ended 30 June 2006.

The Group has elected to early adopt AASB 119 'Employee Benefits' (December 2004). This includes applying AASB 119 to the comparatives in accordance with AASB 108 'Accounting Policies, Changes in Accounting Estimates and Errors'.

The Australian Accounting Standards and UIG Interpretations that will be effective or available for voluntary early adoption in the annual financial statements for the period ended 30 June 2006 are still subject to change and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period that are relevant to this interim financial information will be determined only when the first AIFRS financial statements are prepared at 30 June 2006.

1. Significant accounting policies (continued)

(b) Basis of preparation (continued)

The preparation of the condensed consolidated interim financial report in accordance with AASB 134 resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under AGAAP. Except for the change in accounting policy relating to the classification and measurement of financial instruments (refer to Note 8), the accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They have also been applied in preparing an opening AIFRS balance sheet at 1 July 2004 for the purposes of the transition to AIFRS, as required by AASB 1. The impact of the transition from AGAAP to AIFRS is explained in Note 9.

Where there has been a change from AGAAP accounting policy, the accounting policy applied to the comparative period has been disclosed.

The accounting policies have been applied consistently throughout the Group for purposes of this condensed consolidated interim financial report.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report and Director's report have been rounded off to the nearest hundred thousand dollars, unless otherwise stated.

(c) Foreign currency

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Australian dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

(d) Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the condensed consolidated interim financial report from the date control commences until the date that control ceases.

Joint ventures

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement.

Jointly controlled entities

Investments in jointly controlled entities are accounted for using equity accounting principles and are carried at the lower of the equity accounted amount and the recoverable amount.

The Group's share of the jointly controlled entity's net profit or loss is recognised in the condensed consolidated interim income statement from the date joint control commenced until the date joint control ceases. Other movements in reserves are recognised directly in consolidated reserves.

Jointly controlled operations and assets

The interest of the Group in unincorporated joint ventures and jointly controlled assets are brought to account by recognising in its financial statements the assets it controls and the liabilities that it incurs, and the expenses it incurs and its share of income that it earns from the sale of goods or services by the joint venture.

1. Significant accounting policies (continued)

(e) Transactions eliminated on consolidation

Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the condensed consolidated interim financial statements.

Unrealised gains arising from transactions with jointly controlled entities are eliminated to the extent of the Group's interest in the entity.

Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Gains and losses are recognised as the contributed assets are consumed or sold by the jointly controlled entity or, if not consumed or sold by the jointly controlled entity, when the Group's interest in such entity is disposed of.

(f) Derivative financial instruments

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on re-measurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

The fair value of interest rate swap and cross currency swap contracts is determined by reference to market values for similar instruments.

(g) Hedging

Current period policy

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. When the forecasted transaction subsequently results in the recognition of a non financial asset or non financial liability the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non financial asset or liability. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects the profit or loss (i.e. when interest income or expense is recognised).

For cash flow hedges, the effective part of any gain or loss on the derivative financial instrument is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the designation of the hedge relationship is revoked but the hedged forecast transaction still is expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

Fair value hedges

Where a derivative financial instrument is designated as a hedge of the variability of changes in the fair value of a recognised asset or liability or a highly probable forecasted transaction, any gain or loss on the derivative is recognised directly in the income statement.

1. Significant accounting policies (continued)

(g) Hedging (continued)

Comparative period policy

Derivative financial instruments are used to hedge interest rate and foreign currency exposures. Accordingly, hedge accounting principles are applied, under which gains and losses on derivatives are brought to account on the same basis as the gains and losses on the underlying physical exposures. Derivative financial instruments are not held for speculative purposes.

The effect of interest received, paid or accrued under interest rate swaps and cross currency interest rate agreements is included in the calculation of borrowing costs.

The quantitative effect of the change in accounting policy is set out in Note 8.

(h) Property, plant and equipment

Owned assets

Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment losses. The cost of self constructed assets includes the cost of materials, direct labour and an appropriate proportion of overheads.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Leased assets

Leases where the lessor assumes substantially all the risks and rewards of ownership are classified as finance leases.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term.

Depreciation

Depreciation is charged to the income statement on a straight line basis over the estimated useful lives of each part of an item of property, plant and equipment other than land, which is not depreciated.

(i) Intangible assets

Goodwill arising from business combinations

Business combinations prior to 1 July 2004

Goodwill is included on the basis of its deemed cost, which represents the amount recorded under AGAAP. The classification and accounting treatment of business combinations that occurred prior to 1 July 2004 has not been recognised in preparing the Group's opening AIFRS balance sheet at 1 July 2004 (see Note 9).

Business combinations since 1 July 2004

All business combinations are accounted for by applying the purchase method. Goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated at acquisition date to cash generating units expected to benefit from the business combination's synergies and is not amortised but is tested annually for impairment.

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

1. Significant accounting policies (continued)

(i) Intangible assets (continued)

Other intangible assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Expenditure on internally generated goodwill and brands is recognised in profit or loss as an expense as incurred.

Amortisation

Amortisation of intangible assets is charged to the income statement as follows:

Victorian wagering and gaming licence:
The licence has not been amortised as the payment to be received by the parent entity under Section 4 of the Gambling Regulation Act 2003 (Vic) at the end of the licence period is currently expected to be not less than the carrying value of the asset. The licence period expires in the year 2012.

Star City casino licence:
The licence is amortised on a straight line basis from its date of issue until it expires in 2093.

Treasury casino licence
The licence is amortised on a straight line basis from its date of issue until it expires in 2070.

Queensland Keno licence:
The licence is amortised over the remaining life of the Keno licence, which expires in 2022.

NSW wagering licence:
The licence is amortised over the remaining life of the licence, which expires in 2097.

Other licences:
Other licences are amortised over the period of operation of the licences.

Other intangible assets:
The rights to the Star City Casino Complex Management Agreement in relation to the operation, management and supervision of the Star City casino were terminated on 29 June 2005. Prior to termination, the rights were being amortised over the life of the agreement, which coincided with the term of the casino licence.

Customer contracts are amortised over a period of 12 years, being the estimated life of the contracts.

Software is amortised on a straight line basis over its useful life, which varies from 2.5 to 15 years.

Intangibles relating to brand names, broadcast rights and media content are not being amortised as the Directors believe that the life of these intangibles to the Group will not materially diminish over time, and the residual value at the end of that life would be such that the amortisation charge, if any, would not be material. These assets, together with goodwill, are systematically tested for impairment at each annual balance sheet date.

(j) Investments

All investments are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment.

(k) Receivables

Trade receivables are recognised and carried at original invoice amount less an allowance for any uncollectible amount. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

(l) Inventories

Inventories include consumable stores, food and beverages, finished goods and work in progress, and are carried at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

1. Significant accounting policies (continued)

(m) Cash

Cash comprises cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are included as a component of cash for the purpose of the statement of cash flows.

(n) Impairment

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. When an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

(o) Payables

Payables are stated at cost which includes GST.

(p) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recorded as a finance cost.

Restructuring

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs are not provided for in the provision for restructuring.

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Self insurance

Where the Group self insures for workers compensation, a provision is recognised in the balance sheet, which includes a prudential margin.

Management agreement

A provision was made for the management agreement for the Gold Coast and Brisbane casinos being the present value of the liability net of the asset acquired. The provision was included in the determination of the fair value of the net assets and liabilities acquired from Jupiters Limited in 2003.

1. Significant accounting policies (continued)

(q) Interest bearing liabilities

Current accounting policy

Interest bearing liabilities are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing liabilities are stated at amortised cost. Amortised cost is calculated by taking into account any issue costs and any discount or premium on settlement. Gains and losses are recognised in the income statement when the liabilities are derecognised and as well through the amortisation process.

Comparative period policy

The carrying value of interest bearing liabilities represents the amount payable on maturity of those borrowings. Borrowing costs (excluding interest) are expensed over the life of the borrowings on a straight line basis.

The quantitative effect of the change in accounting policy is set out in Note 8.

(r) Employee benefits

Superannuation

The Group operates a defined benefit plan which is recognised in the balance sheet as the difference between the present value of the estimated future benefits that will be payable to plan members and the fair value of the plan's assets. Based upon an annual actuarial review of the plan, an adjustment is made to recognise all movements in the carrying amount of the plan as income or expense in the income statement, except for the portion of the movement that is attributable to actuarial gains and losses, which are recognised directly in equity.

Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred.

Long service leave

The Group's net obligation in respect of long term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at the balance sheet date which have maturity dates approximating to the terms of the Group's obligations.

Wages, salaries and annual leave

Liabilities for employee benefits of salaries, wages and annual leave represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration rates the Group expects to pay, including related on costs when the liability is expected to be settled.

Share based payment transactions

The Group operates the following plans under which employees may become entitled to options and rights in the Company:
- the Long Term Performance Plan ("LTPP"), which is available at General Manager level and above; and
- Service Agreements in place with certain executive Directors.

The fair value of options and rights is measured at grant date and is recognised as an employee expense (with a corresponding increase in equity) over the period during which the employee becomes unconditionally entitled to the options and rights. The amount recognised as an expense is adjusted to reflect the actual number of share options and rights that vest.

The fair value of the options and rights is determined by an external valuer and takes into account the terms and conditions upon which the options and rights were granted.

The dilutive effect, if any, of outstanding rights and options is reflected in the computation of earnings per share.

In addition, the Group operates the Short Term Performance Plan ("STPP") for senior Executives. Participants in the STPP have the opportunity to voluntarily sacrifice part or all of the award payable under the STPP into deferred shares, known as a medium term incentive. The cost of the deferred shares is recognised based on the market price at the time of allocation, with a corresponding increase in equity.

1. Significant accounting policies (continued)

(s) Rental in advance

The payment made for rental in advance for the Star City casino site for 12 years has been deferred in the balance sheet at the nominal amount and is being amortised over 12 years commencing from the date of issue of the casino licence in 1994.

The payment made for rental in advance in respect of a property adjacent to the Star City casino has been deferred in the balance sheet at the nominal amount and is being amortised over 95 years commencing from the commencement of the rental of the site in 1997.

(t) Deferred revenue

Deferred revenue includes subscriptions received before the end of the financial year, but relating to future periods.

(u) Issued capital

Issued and paid up capital is recognised at the fair value of the consideration received.

Any transaction costs directly attributable to the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

The balance of limited recourse loans provided to employees to participate in employee share plans are recorded as a reduction in issued capital. No such loans have been granted since 2003.

Shares held in the Company by a special purpose vehicle established to administer an employee share plan are recorded as a reduction in issued capital. All shares were disposed of prior to 31 December 2005.

(v) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Wagering and gaming revenue
Revenue is recognised as the residual value after deducting the statutory return to customers from the wagering and gaming turnover.

Casino revenue
Revenue is the net gaming win plus the retail sale of food, beverages, accommodation and other services.

Provision of technology services
Revenue is recognised where the contracted outcome can be reliably measured, control of the right to be compensated for the services exists and the stage of completion can be reliably measured.

Sale of goods
Revenue is recorded when:
- the significant risks and rewards of ownership of the goods have passed to the buyer;
- it is probable consideration will pass from the buyer in accordance with an established arrangement; and
- the amount of consideration can be reliably measured.

Media operations revenue
Revenue includes subscription income, advertising revenue and product recoveries, and is recognised once the service has been rendered and invoiced.

Interest
Revenue is recognised as the interest accrues, using the effective interest method.

1. Significant accounting policies (continued)

(w) Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services which are subject to risks and rewards that are different from those of other segments.

(x) Taxation

Income tax

Income tax comprises current and deferred income tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for:
- goodwill; and
- the initial recognition of an asset or liability in a transaction which is not a business combination and that affect neither accounting nor taxable profit at the time of the transaction.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Goods and services tax

Revenues, expenses and assets are recognised net of the amount of GST except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

(y) Non current assets held for sale and discontinued operations

Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up to date in accordance with applicable AIFRSs. Then, on initial classification as held for resale, non current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale are included in profit or loss, even when there is a revaluation. The same applies to gains and losses on subsequent re-measurement. No depreciation or amortisation is charged on these assets while they are classified as held for sale.

A discontinued operation is a component of the Group's business that represents a separate major line of business or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier.

(z) Comparative information

Comparative information has been reclassified to achieve consistency in disclosure with the current financial period and other disclosures, where necessary.

	Consolidated December 2005 $m	Consolidated December 2004 $m
2. Revenue and expenses		
Profit after tax includes the following revenues and expenses whose disclosure is relevant in explaining the performance of the Group:		
Other revenue:		
Finance income	4.6	5.8
Profit from sale of non current assets	10.8	3.0
Profit / (loss) from disposal of controlled entity	-	(1.2)
Profit / (loss) from disposal of business operations	-	2.8
Other income items	18.9	24.4
	34.3	34.8
Impairment:		
Impairment of:		
- goodwill	59.6	-
- software	6.8	-
- assets held for sale	2.1	-
	68.5	-
Income tax expense:		
Current period tax expense	125.2	116.4
Tax benefit arising on Tab Limited joining the tax consolidation group	(75.9)	-
	49.3	116.4

3. Dividends paid and declared

Dividends on ordinary shares fully franked at a tax rate of 30%:

	December 2005 $m	December 2004 $m
(a) Dividends declared and paid during the half year		
A final dividend of 41.0 cents per share was paid on 13 October 2005 (2004: 36.0 cents per share, paid on 11 October 2004).	215.2	185.1
(b) Dividends declared after balance date		
Since balance date, the Directors declared the following dividend:		
Interim dividend for financial year 30 June 2006: 44.0 cents per share (2005: 40.0 cents per share).	231.0	208.2

The financial effect of this dividend has not been brought to account in the financial statements and will be recognised in subsequent financial reports (refer Note 7).

4. Capital and reserves

Reconciliation of movements in equity:

	Note	Consolidated December 2005 $m	Consolidated December 2004 $m
Issued capital			
Balance at start of period		**3,154.8**	1,709.1
Disposal of treasury shares		**1.6**	1.1
Issue of share capital:			
- consideration for acquisitions		**-**	1,288.3
- deferred share plan		**0.2**	-
- dividend reinvestment plan		**-**	90.2
Repayment of employee share loans		**7.0**	6.3
Share issue costs		**-**	(9.4)
Share options exercised		**12.6**	6.3
Total issued capital		**3,176.2**	3,091.9
Retained earnings			
Balance at start of period		**286.4**	155.4
Changes in accounting policy	8	**0.7**	-
Profit for the period attributable to members of the parent entity		**292.4**	259.2
Dividends		**(215.2)**	(185.1)
Total retained earnings		**364.3**	229.5
Other reserves			
Net unrealised gains/losses reserve			
Balance at start of period		**-**	-
Changes in accounting policy	8	**(3.2)**	-
Net gains / (losses) on cash flow hedges		**(20.1)**	-
Total for the period		**(23.3)**	-
Employee equity benefit reserve			
Balance at start of period		**2.6**	0.6
Cost of share based payments		**1.5**	0.9
Total for the period		**4.1**	1.5
Total other reserves		**(19.2)**	1.5

5. Segment information

Business Segments

The Group has five main business segments:

- *Wagering*	Totalizator and fixed odds betting activities.
- *Gaming*	Gaming machine and Keno operations in licensed clubs and hotels.
- *Casinos*	Casino operations including hotels, apartment complex, theatres, restaurants and bars.
- *Media*	National and international broadcasting of racing and sporting events.
- *International*	*Technology and product sales and development of opportunities outside of Australia.*

The business segment information in the following tables is based on the reporting structure as at 31 December 2005.

	Wagering $m	Gaming $m	Casinos $m	Media $m	International $m	Unallocated $m	Eliminations $m	Consolidated $m
2005 Consolidated								
Operating revenue	683.7	540.8	657.0	41.5	2.4	-	-	1,925.4
Other revenue	6.6	10.1	12.3	-	-	5.3	-	34.3
Intersegment revenue	-	-	3.0	15.4	1.7	-	(20.1)	-
Segment revenue	690.3	550.9	672.3	56.9	4.1	5.3	(20.1)	1,959.7
Segment result	58.6 (a)	136.0	212.0	20.3	(5.8)	-	-	421.1
Unallocated other revenue								5.3
Unallocated expenses								(1.1)
Finance costs								(83.6)
Profit before income tax expense								341.7
Income tax expense								(49.3)
Profit for the period								**292.4**

(a) Includes impairment losses of $59.6 million in relation to goodwill and $6.8 million in relation to software.

	Wagering $m	Gaming $m	Casinos $m	Media $m	International $m	Unallocated $m	Eliminations $m	Consolidated $m
2004 Consolidated								
Operating revenue	688.5	526.8	631.6	46.8	2.8	45.1	-	1,941.6
Other revenue	6.0	9.3	8.1	0.1	-	11.3	-	34.8
Intersegment revenue	-	-	1.5	18.9	1.8	-	(22.2)	-
Segment revenue	694.5	536.1	641.2	65.8	4.6	56.4	(22.2)	1,976.4
Segment result	103.6	138.4	193.6	16.8	0.1	-	-	452.5
Unallocated operating revenue								45.1
Unallocated other revenue								11.3
Unallocated expenses								(36.1)
Finance costs								(95.2)
Profit before income tax expense								377.6
Income tax expense								(116.4)
Profit for the period								**261.2**

6. Contingent liabilities and contingent assets

There have been no material changes to contingent liabilities and contingent assets since 30 June 2005.

7. Subsequent events

Dividend

Since 31 December 2005, the Directors declared a dividend of 44 cents per ordinary share. This has the effect of reducing retained earnings and increasing current liabilities by $231.0 million.

8. Change in accounting policy

(a) Reconciliation of financial instruments as if AASB 139 was applied at 1 July 2005

In the current financial year the Group adopted AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement'. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has resulted in the Group recognising all derivative financial instruments as assets or liabilities at fair value and interest bearing loans and borrowings at amortised cost (being the present value of expected future principal and interest cash flows), unless the borrowings are hedged under a fair value hedge in which case they are carried at the fair value attributable to the risks that are being hedged. This change has been accounted for by adjusting the opening balance of equity (retained earnings and hedging reserve) at 1 July 2005.

The impact on the balance sheet in the comparative period is set out below as an adjustment to the opening balance sheet at 1 July 2005. The transitional provisions will not have any effect in future reporting periods.

(b) Application of AASB 132 and AASB 139 prospectively from 1 July 2005

	30 June 2005	Effect of adoption	1 July 2005
	$m	$m	$m
Fair value derivatives - asset	-	3.6	3.6
Deferred tax assets	86.8	0.8	87.6
Fair value derivatives - liability	-	(23.1)	(23.1)
Interest bearing liabilities - non current	(2,143.6)	16.2	(2,127.4)
Impact on net assets	**(2,056.8)**	**(2.5)**	**(2,059.3)**
Net unrealised gains / (losses) reserve	-	(3.2)	(3.2)
Retained earnings	286.4	0.7	287.1
Impact on equity	**286.4**	**(2.5)**	**283.9**

9. First time adoption of Australian equivalents to international financial reporting standards

(a) AASB 1 transitional exemptions

The Group has made its election in relation to the transitional exemptions allowed by AASB 1 as follows:

Business combinations

AASB 3 'Business Combinations' was not applied retrospectively to past business combinations (i.e. business combinations that occurred before the date of transition to AIFRS).

Share based payment transactions

AASB 2 'Share Based Payments' is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005.

Exemptions from the requirement to restate comparative information for AASB 132 and AASB 139

AASB 132 'Financial Instruments: Presentation and Disclosure' and AASB 139 'Financial Instruments: Recognition and Measurement' was not applied for the financial year ended 30 June 2005. These standards have been applied from 1 July 2005.

(b) Impact of adoption of AIFRS

The impacts of adopting AIFRS on the total equity and profit after tax as reported under Australian Accounting Standards applicable before 1 January 2005 ('AGAAP') are illustrated below.

(i) Reconciliation of total equity as presented under AGAAP to that under AIFRS:

		Consolidated		
	Note	30 June 2005 $m	31 Dec 2004 $m	1 July 2004 $m
Total equity under AGAAP		**3,273.2**	**3,221.5**	**1,976.0**
Adjustments to equity:				
Recognition of net position of defined benefit plan	A	(1.1)	2.3	2.3
Tax effect of prior business combinations	B	(70.2)	(70.2)	(70.2)
Share capital increase	C	112.7	112.7	-
Write back of goodwill amortisation	D	160.0	92.7	-
Consolidation of employee share plan entity	E	4.0	2.7	1.9
Treatment of non recourse employee share plan loans	F	(31.1)	(34.1)	(41.7)
Inclusion of prudential margin in self insured workers' compensation provision	G	(1.8)	(1.8)	(1.8)
Operating leases	H	(1.0)	(0.9)	(0.9)
Amortisation of reclassified licence	I	(0.6)	(0.3)	-
Depreciation and amortisation expense relating to business combination	J	-	(1.2)	-
Capitalised costs written-off	K	(1.2)	(1.0)	(0.9)
Tax effect of the above adjustments		0.9	0.5	0.4
Total equity under AIFRS		**3,443.8**	**3,322.9**	**1,865.1**

Notes to the reconciliation of total equity as presented under AGAAP to that under AIFRS:

(A) Under AASB 119 'Employee Benefits', the Group recognises movements in the net position of its defined benefit plan through the income statement, except for the portion of the movement that is attributable to actuarial gains or losses, which is recognised directly in retained earnings. Under AGAAP, only cash contributions to the plan were recognised in the income statement.

(B) Under AASB 112 'Income Taxes', the Group is required (at the date of acquisition) to recognise the tax effect of certain fair value adjustments in a business combination such as those related to valuations of land and buildings, which in turn affect the amount of goodwill recognised. Such deferred taxes are not recognised under AGAAP.

9. First time adoption of Australian equivalents to international financial reporting standards (continued)

(b) Impact of adoption of AIFRS (continued)

Notes to the reconciliation of total equity as presented under AGAAP to that under AIFRS (continued):

(C) In relation to the Tab Limited business combination, under AGAAP the market value of shares issued by the Company as acquisition consideration had been discounted (to represent the notional price at which the securities could be placed in the market). No discount is applied under AIFRS, resulting in an increase in issued capital.

(D) Goodwill is not amortised under AASB 3 'Business Combinations', but was amortised under AGAAP.

(E) In accordance with UIG 112 'Consolidation - Special Purpose Entities', the Company's employee share plan entity is treated as a controlled entity and is consolidated. The entity was not consolidated under AGAAP.

(F) In accordance with AASB 2 'Share Based Payments', limited recourse employee share plan loans are deemed to be a share based payment and are recognised as a reduction in issued capital. Under AGAAP, the value of the loans were recognised as receivables.

(G) In accordance with AASB 137 'Provisions, Contingent Liabilities and Contingent Assets', the Group recognises a prudential margin in relation to the self insurance for workers' compensation claims. A prudential margin was not included in the provision calculated under AGAAP.

(H) In accordance with AASB 117 'Leases', scheduled increases are recognised on a straight line basis over the life of the lease. Under AGAAP such increases were recognised when paid.

(I) In accordance with AASB 1 'First Time Adoption of Australian Equivalents to International Financial Reporting Standards', the Group has reclassified an amount of $38.7 million from Goodwill to Licences in relation to a licence acquired in a previous business combination. The amortisation of this reclassified licence has the effect of reducing profit.

(J) In accordance with AASB 3 'Business Combinations', comparative information presented for the periods before the initial accounting for a business combination is complete shall be presented as if the initial accounting had been completed from the acquisition date. The reduction in profit reflects additional depreciation and amortisation on assets recognised as a result of completing the initial accounting.

(K) Intangible assets previously capitalised under AGAAP have been written-off under AIFRS where they do not meet the recognition criteria for an intangible asset per AASB 138 'Intangible Assets'.

(ii) Reconciliation of profit after tax under AGAAP to that under AIFRS:

		Consolidated	
	Note	Year ended 30 June 2005 $m	Half year ended 31 Dec 2004 $m
Profit after tax as previously reported		**370.8**	**169.9**
Movement in net position of defined benefit plan	A	(2.7)	-
Recognition of share based payments expense	B	(2.0)	(0.9)
Write back of goodwill amortisation	C	160.0	92.7
Amortisation of reclassified licence	D	(0.6)	(0.3)
Consolidation of employee share plan entity	E	1.4	0.9
Inclusion of prudential margin in self insured workers' compensation provision	F	(0.1)	-
Depreciation and amortisation expense relating to business combination	G	-	(1.2)
Capitalised costs written-off	H	(0.3)	-
Tax effect of the above adjustments		0.5	0.1
Profit after tax under AIFRS		**527.0**	**261.2**

9. First time adoption of Australian equivalents to international financial reporting standards (continued)

(b) Impact of adoption of AIFRS (continued)

Notes to the reconciliation of profit after tax under AGAAP to that under AIFRS:

(A) Under AASB 119 'Employee Benefits', the Group recognised the movement in the net position of its defined benefit plan through the income statement, except for the portion of the movement that is attributable to actuarial gains or losses, which is recognised directly in retained earnings. Under AGAAP only cash contributions to the plan were recognised in the income statement. No movement was recorded in the half year ended 31 December 2005 as movements are only recognised at year end, following an actuarial review.

(B) Share based payment costs are charged to the income statement under AASB 2 'Share based Payment', but not under AGAAP.

(C) Goodwill is not amortised under AASB 3 'Business Combinations', but was amortised under AGAAP.

(D) In accordance with AASB 1 'First Time Adoption of Australian Equivalents to International Financial Reporting Standards', the Group has reclassified an amount of $38.7 million from Goodwill to Licences in relation to a licence acquired in a previous business combination. The amortisation of this reclassified licence has the effect of reducing profit.

(E) In accordance with UIG 112 'Consolidation - Special Purpose Entities', the Company's employee share plan entity is treated as a controlled entity and is consolidated. The entity was not consolidated under AGAAP.

(F) In accordance with AASB 137 'Provisions, Contingent Liabilities and Contingent Assets', the Group recognises a prudential margin in relation to the self insurance for workers' compensation claims. A prudential margin was not included in the provision calculated under AGAAP. The increase in the provision during the period has resulted in a decrease in profit.

(G) In accordance with AASB 3 'Business Combinations', comparative information presented for the periods before the initial accounting for a business combination is complete shall be presented as if the initial accounting had been completed from the acquisition date. The reduction in profit reflects additional depreciation and amortisation on assets recognised as a result of completing the initial accounting.

(H) Intangible assets previously capitalised under AGAAP have been written-off under AIFRS where they do not meet the recognition criteria for an intangible asset per AASB 138 'Intangible Assets'.

(iii) Explanation of material adjustments to the cash flow statements

There are no material differences between the cash flow statements presented under AIFRS and those presented under AGAAP.

Directors' declaration

Tabcorp

In the opinion of the Directors of Tabcorp Holdings Limited ("the Company"):

(a) the financial statements and associated notes are in accordance with the Corporations Act 2001 including:

(i) giving a true and fair view of the financial position of the Group as at 31 December 2005 and of its performance, as represented by the results of its operations for the half year ended on that date; and

(ii) complying with Australian Accounting Standard 134 'Interim Financial Reporting' and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of Directors.

Michael B. Robinson AO
Chairman

Melbourne
23 February 2006

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777
DX 293 Melbourne

Independent Review report to members of Tabcorp Holdings Limited

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of recognised income and expenses and accompanying notes to the financial statements for the consolidated entity comprising both Tabcorp Holdings Limited (the company) and the entities it controlled during the half year, and the directors' declaration for the company, for the half year ended 31 December 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 134 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 134 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Tabcorp Holdings Limited and the entities it controlled during the half year is not in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2005 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Mary Waldron

Mary Waldron
Partner
Melbourne
23 February 2006

Glossary of terms

ADR	American Depositary Receipt - The Company's shares are traded in sponsored ADR form in the United States of America. One ADR represents ten ordinary shares.
ASX	Australian Stock Exchange - The Company's shares are traded on the ASX under the symbol TAH.
Board	The Board of Directors of Tabcorp Holdings Limited.
Chairman	The Chairman of the Board of Directors of Tabcorp Holdings Limited, Mr Michael Robinson.
Company	Tabcorp Holdings Limited.
Director	A person appointed to the Board of Directors of Tabcorp Holdings Limited.
EBIT	Earnings before finance cost and income tax expense.
EGM	Electronic Gaming Machine.
Financial year	12 months ending 30 June.
Half year	Six months commencing 1 July and ending 31 December.
Jupiters	The company Jupiters Limited, which merged with the Group on 13 November 2003.
Tab	The company Tab Limited, which was acquired by the Group in 2004.
The Group	Tabcorp Holdings Limited and its controlled entities.